UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

BITAUTO HOLDINGS LIMITED
(Name of Issuer)
ORDINARY SHARES
(Title of Class of Securities)
091727 107
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	091727 107

1	NAMES OF REPORTING PERSONS Bertelsmann AG [1]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Federal Republic of Germany

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,484,345

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,484,345

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,484,345

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
1 Bertelsmann AG is the indirect beneficial owner of 3,484,345 ordinary shares of the Issuer which are held directly by its wholly-owned subsidiary Bertelsmann Asia Investments AG. Bertelsmann Asia Investments AG is an investment fund used to finance Bertelsmann AG’s strategic investments. 80.9 percent of the capital shares in Bertelsmann AG are held by foundations (Bertelsmann Stiftung, RM Stiftung, and BVG Stiftung) and 19.1 percent are held directly by the Mohn family. The Bertelsmann Verwaltungsgesellschaft (BVG) controls all voting rights at Bertelsmann AG’s Annual General Meeting. The business address for Bertelsmann Asia Investments AG is Dammstrasse 19, 6300 Zug, Switzerland.

CUSIP No.	091727 107

1	NAMES OF REPORTING PERSONS Bertelsmann Asia Investments AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Switzerland

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,484,345

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,484,345

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,484,345

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Item 1(a). Name of Issuer:
Bitauto Holdings Limited
Item 1(b). Address of Issuer’s Principal Executive Offices:
New Century Hotel Office Tower, 6/F
No. 6 South Capital Stadium Road
Beijing, 100044
The People’s Republic of China
Item 2(a). Name of Person Filing:
Bertelsmann AG
Bertelsmann Asia Investments AG
Item 2(b). Address of Principal Business Office or, if None, Residence:
The address of the principal business and principal office of Bertelsmann AG is:
Carl-Bertelsmann-Strasse 270
D-33311 Gütersloh
GERMANY
The address of the principal business and principal office of Bertelsmann Asia Investments AG is:
Dammstrasse 19
6300 Zug
Switzerland
Item 2(c). Citizenship:
The citizenship of Bertelsmann AG is the Federal Republic of Germany. The citizenship of Bertelsmann Asia Investments AG is Switzerland.
Item 2(d). Title of Class of Securities:
This statement relates to the Issuer’s ordinary shares.
Item 2(e). CUSIP Number:
091727 107

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13(d)-2(b) or (c), Check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box.
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.
(a)	Amount beneficially owned: (1) Bertelsmann AG: 3,484,345 Bertelsmann Asia Investments AG: 3,484,345
(1) Bertelsmann AG is the indirect beneficial owner of 3,484,345 ordinary shares of the Issuer which are held directly by its wholly-owned subsidiary Bertelsmann Asia Investments AG. Bertelsmann Asia Investments AG is an investment fund used to finance Bertelsmann AG’s strategic investments. 80.9 percent of the capital shares in Bertelsmann AG are held by foundations (Bertelsmann Stiftung, RM Stiftung, and BVG Stiftung) and 19.1 percent are held directly by the Mohn family. The Bertelsmann Verwaltungsgesellschaft (BVG) controls all voting rights at Bertelsmann AG’s Annual General Meeting. The business address for Bertelsmann Asia Investments AG is Dammstrasse 19, 6300 Zug, Switzerland.
(b)	Percent of class: (2) Bertelsmann AG: 8.4% Bertelsmann Asia Investments AG: 8.4%
(2) Based on the 41,253,390 ordinary shares of the Issuer reported to be outstanding as of November 16, 2010, in a prospectus the Issuer filed with the Securities and Exchange Commission on November 16, 2010.

(c)	Number of shares as to which such person has:

			(iii) Sole power to	(iv) Shared power
	(i) Sole power to	(ii) Shared power	dispose or to	to dispose or to
	vote or to direct	to vote or to	direct the	direct the
	the vote	direct the vote:	disposition of	disposition of
Bertelsmann AG	0	3,484,345	0	3,484,345
Bertelsmann Asia Investments AG	0	3,484,345	0	3,484,345
Item 5. Ownership of five Percent or Less of a Class.
Not Applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Bertelsmann AG is the indirect beneficial owner of 3,484,345 ordinary shares of the Issuer which are held directly by its wholly-owned subsidiary Bertelsmann Asia Investments AG. Bertelsmann Asia Investments AG is an investment fund used to finance Bertelsmann AG’s strategic investments. 80.9 percent of the capital shares in Bertelsmann AG are held by foundations (Bertelsmann Stiftung, RM Stiftung, and BVG Stiftung) and 19.1 percent are held directly by the Mohn family. The Bertelsmann Verwaltungsgesellschaft (BVG) controls all voting rights at Bertelsmann AG’s Annual General Meeting. The business address for Bertelsmann Asia Investments AG is Dammstrasse 19, 6300 Zug, Switzerland.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by Parent Holding Company.
Not Applicable
Item 8. Identification and Classification of Members of the Group.
Not Applicable
Item 9. Notice of Dissolution of Group.
Not Applicable
Item 10. Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BERTELSMANN AG February 2, 2011 (Date)
/s/Martin Dannhoff
(Signature)

Martin Dannhoff, Senior Vice President (Name/Title)

BERTELSMANN AG February 2, 2011 (Date)
/s/Marc Puskaric
(Signature)

Marc Puskaric, Senior Vice President (Name/Title)

BERTELSMANN ASIA INVESTMENTS AG February 2, 2011 (Date)
/s/Erich Kalt
(Signature)

Erich Kalt, President (Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Joint Filing Agreement
The undersigned hereby agree to the joint filing with each other of a Schedule 13G, and all amendments thereto, with respect to each holding as to which such a report must be made, and that each such Schedule and all amendments thereto are made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement this 2nd day of February, 2011. BERTELSMANN AG
By:	/s/ Martin Dannhoff
	Name:	Martin Dannhoff
	Title:	Senior Vice President

BERTELSMANN AG
By:	/s/ Marc Puskaric
	Name:	Marc Puskaric
	Title:	Senior Vice President

BERTELSMANN ASIA INVESTMENTS AG
By:	/s/ Erich Kalt
	Name:	Erich Kalt
	Title:	President